EXHIBIT 3.2(a)

AMENDMENT TO BYLAWS

          The undersigned Secretary of Fellon-McCord Associates, Inc. hereby certifies that the following amendments were adopted by the Board of Directors of said corporation by unanimous written consent as of January 26, 1993:

          Section 1 of Article V of the Bylaws has been amended in its entirety to read as follows:

               1.     General.     The officers of the Corporation shall be chosen by the Board of           Directors and shall be a President (who shall be the Chief Executive Officer of the           Corporation unless the Board of Directors shall expressly designate the Chairman           of the Board, if any, as such), a Secretary and a Treasurer. Further, the Board of           Directors may elect or appoint a Chairman of the Board, one or more Vice           Presidents, Assistant Secretaries, Assistant Treasurers and such other officers and           assistants to offices as it from time to time deems necessary. Any two or more           offices may be held by the same person. The Chairman of the Board, if one is           elected or appointed, shall preside at all meetings of the shareholders and the Board           of Directors.

          The first sentence of Section 2 of Article V of the Bylaws (following such Section's caption) has been amended in its entirety to read as follows:

               The President shall be the Chief Executive Officer of the Corporation unless the           Board of Directors shall have expressly designated the Chairman of the Board, if           any, as such, pursuant to Section 1 of this Article V.

                                                                                      /s/ John C. McCord
                                                                                      John C. McCord, Secretary